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MAY 06 2022
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24519

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2021 (MM/DD/YY) AND ENDING 01/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ausdal Financial Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5187 Utica Ridge Rd
(No. and Street)

Davenport	IA	52807
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert B. Ausdal Jr.	563.326.2064	robausdal@ausdal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

1 S Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert B. Ausdal Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ausdal Financial Partners, Inc., as of 1/31, 2 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CONNIE HOECK
Commission Number 742253
My Commission Expires
August 24, 2024

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL REPORT

January 31, 2022

filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Ausdal Financial Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. (the Company) as of January 31, 2022, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Waterloo, Iowa
April 25, 2022

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2022

ASSETS

Cash	$	4,257,732
Receivables:		
Commissions and fees		1,003,983
Employee/independent contractors		37,162
Notes receivable, related parties		65,000
Prepaid expenses		60,571
Securities owned:		
Marketable at market value		4,499
Not readily marketable at estimated fair value		297,574
Leasehold improvements, furniture and equipment		
Net of accumulated depreciation and amortization of $245,954		32,315
Right of use assets		139,340
Deposits with clearing broker-dealer		25,000
Total assets	**$**	**5,923,176**

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	606,533
Commissions payable		938,316
Deferred revenue		1,778,122
Deferred income tax liability		37,106
Lease liability		139,340
Total liabilities		3,499,417
STOCKHOLDERS' EQUITY		
Capital stock, common, par value $1 per share; 100,000 shares authorized; 21,727 shares issued; 21,667 shares outstanding		21,727
Additional paid in capital		163,792
Retained earnings		2,259,099
Subtotal		2,444,618
Less: Treasury stock (60 shares at cost)		(20,859)
Total stockholders' equity		2,423,759
Total liabilities and stockholders' equity	**$**	**5,923,176**

See notes to Financial Statements

Note 1 **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Ausdal Financial Partners, Inc. (the Company) operates as a broker-dealer in securities. The Company is a registered investment advisory firm with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

For transactions in mutual fund shares, alternative investments, and variable products, the Company is exempt from the Computation of a Reserve Requirement and the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 ("Footnote 74").

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, currently Pershing, LLC, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Fair Value Measurement and Disclosure Topic of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The framework emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy.

Note 1 NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables from Commissions and Fees

Receivables from commissions and fees receivable primarily consist of commission and transaction-related receivables, which totaled $1,003,983 as of January 31, 2022.

Receivables from Employee/Independent Contractors

Receivables from Employee/Independent Contractors consist primarily of fees and expenses passed through to registered representatives including registration fees, legal fees and miscellaneous administrative charges.

Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a receivable will not be collected and the amount of the loss can be reasonably estimated, the receivable is so classified and written off. The allowance was none as of January 31, 2022.

Notes Receivable, Related Parties

From time to time, the Company provides loans to certain registered employees, independent contractor representatives and other related parties. These loans are recorded at face value at the time the loan is made. Interest charged on these loans ranges up to 7% annually.

Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a receivable will not be collected and the amount of the loss can be reasonably estimated, the receivable is so classified and written off. The allowance was none as of January 31, 2022.

Securities Owned

Investments in marketable securities with readily determinable fair market values and all investments in debt securities are reported at their fair values in the Statement of Financial Condition. Investments in non-marketable securities are reported in the Statement of Financial Condition at original cost or appraised value when such appraisal is supplied by the issuer. Unrealized gains and losses are included in the Statement of Operations. All investment transactions are accounted for as of the trade date. Interest is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

The securities of the Company are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Note 1 NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation and amortization computed using the straight line method over the estimated useful lives of the assets, generally 5 years for electronic equipment, 10 years for furniture and fixtures, and 15 years for leasehold improvements.

Leases

Lease assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized at the end of the trailing period. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized at the end of the trailing period. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenue is recognized on the date on which the revenue is estimable and reasonably assured.

Note 1 NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions (continued)

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Investment Advisory Fees

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors assist the Company in performing its obligations.

Other Revenue

Other revenue includes fees from consulting services, administrative fees charged to independent representatives and administrative fees charged on brokerage accounts. Fee revenue is recognized when the Company satisfies its performance obligations. The Company is the principal in these arrangements and recognizes fee revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees.

Deferred Revenue

The Company records unearned revenue when cash payments are received or due in advance of the Company's performance obligations, including amounts which are refundable. Deferred revenue primarily consists of investment advisory fees that are due and refundable for periods in advance of the performance obligations. Revenue is recognized as the Company provides the investment advice and performs administrative services to satisfy the performance obligations. Deferred revenue totaled $1,778,122 as of January 31, 2022.

Note 2 **INCOME TAXES**

The Company is organized as a C Corporation under the laws of the State of Iowa. It accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company did not have any material amounts accrued for interest penalties at January 31, 2022. Interest or penalties on income taxes, if incurred, are recognized on the Statement of Income. There were no material uncertain tax positions at January 31, 2022.

Note 3 **CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

As of January 31, 2022, there was no "special reserve bank account segregated for the exclusive benefit of customers." In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in a special account.

Note 4 **FAIR VALUE MEASUREMENTS**

As discussed in Note 1, the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The framework defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It requires the

Note 4 **FAIR VALUE MEASUREMENTS (continued)**

use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority unobservable inputs. The fair value hierarchy set forth in the Topic is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Significant unobservable inputs that are generally less observable from objective sources. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Significant assets and liabilities recorded at fair value on a recurring basis

The following table summarizes significant assets measured at fair value on a recurring basis as of January 31, 2022 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Fair Value Measurements as of January 31, 2022 Using:

	Fair Value	Quoted Prices in Active markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned:				
Money market funds and	$ 4,088	$ 4,088	$ -	$ -
Equity funds	411	411		
Private Companies	297,574	-	-	297,574
	$ 302,073	$ 4,499	$ -	$ 297,574

Note 4 **FAIR VALUE MEASUREMENTS (continued)**

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended January 31, 2022, there were no transfers among levels.

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

The fair values of the money market funds are based on inputs that are quoted prices in active markets for identical assets, resulting in Level 1 categorization of such measurements.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Assets
Balance January 31, 2021	$ 281,772
Total gains or losses (realized and unrealized included in the statement of operations)	15,025
Purchases and sales, net	777
Transfers in and/or out of Level 3	-
Balance January 31, 2022	$ 297,574

Note 5 **LEASEHOLD IMPROVEMENTS, FURNITURE AND EQUIPMENT**

At January 31, 2022, the major classes of depreciable assets and their related accumulated depreciation and amortization consisted of the following:

Furniture and Fixtures	$ 79,581
Computers and Other Equipment	189,512
Leasehold Improvement	9,176
	278,269
Less: Accumulated depreciation and amortization	245,954
Net leasehold improvements, furniture and equipment	$ 32,315

Note 6 **RECEIVABLE FROM CLEARING BROKER-DEALER**

Amounts receivable from the clearing broker-dealer at January 31, 2022 consisted of the following:

Cash deposit:	$25,000
Receivable from clearing broker-dealer:	$35,252

All fees due to our clearing broker-dealer are netted against the amounts owed to the Company each period. The amounts receivable are included in Commissions and fees receivable on the Statement of Financial Condition.

Note 7 **NOTES RECEIVABLE**

Notes receivable consisted of a note due from a related party bearing interest at 5.00%, payable in full by March 1, 2023. The unpaid balance is $65,000 as of January 31, 2022.

Note 8 **INCOME TAXES**

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

Note 9 **DEFINED CONTRIBUTION PLAN**

The Company sponsors a 401 (k) Profit Sharing Plan covering substantially all of its employees. Contributions are determined by a Company matching contribution of 4% of participating employees' compensation.

Note 10 **LEASE COMMITMENTS**

Lease recognition

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and equipment with remaining lease terms of 6 months to 3 years. Leases with a term of less than 12 months at inception are not recognized as a right of use asset or lease liability and are recognized to operating expense on a straight-line basis over the lease term.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its

incremental borrowing rate based on information available at the commencement date in determining the present value of future payments, currently an average of 5.5%. Lease

Note 10 LEASE COMMITMENTS (continued)

expense for net present value of payments is recognized on a straight-line basis over the lease term. The weighted average remaining lease term of all operating leases is 19 months.

The Company leases office space in Davenport, Iowa under a non-cancellable lease with a five-year term, expiring October 31, 2023 and in Downers Grove, Illinois under a one-year lease, expiring September 30, 2022. In addition to the minimum lease payments, the Company is also liable for tenant common area maintenance costs, which are determined in each current year.

The Company leases servers, copiers and other equipment under non-cancellable leases with varying terms ranging from 6 months to 4 years.

Minimum future rental payments under these leases as of January 31, 2022 are:

FY Ending	Office Space Leases	Other Leases	Total
2023	$ 55,907	$ 32,754	$ 88,661
2024	41,930	14,998	56,928
2025	-	1,410	1,410
Total	$ 97,837	$ 49,162	$ 146,999
Present Value Discount	$ (5,100)	$ (2,559)	$ (7,659)
Total Lease Liability Balance	$ 92,737	$ 46,603	$ 139,340

Note 11 LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of January 31, 2022, there were no liabilities subordinated to claims of general creditors.

Note 12 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of January 31, 2022, the Company is exempt from the reserve requirements, the possession and control requirements and related computation for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission, and the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 ("Footnote 74").

At January 31, 2022, the Company had net capital as computed under Rule 15c3-1 of the SEC of $1,734,532 which was $1,510,527 in excess of its required net capital of $224,005. The Company's net capital ratio (aggregate indebtedness to net capital) was 193.72 to 1.

Note 13 CONTINGENCIES

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customer, and see that customer transactions are executed properly by the clearing broker-dealer.

In the ordinary course of business, the Company is subject to litigation, arbitration, class actions and regulatory matters. The Company has been named as a defendant in a class action suit in which the claimant is seeking an indeterminable amount. The Company has also been named in a FINRA arbitration. Management, in consultation with counsel, has determined that material losses are not probable for these claims and whatever loss may be incurred cannot be reasonably estimated at this time. Therefore the Company has not accrued for these matters.

The Company maintains E&O insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, the Company's exposure may be limited to applicable policy limitations, exclusions and deductibles levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the Company records a receivable from the insurance carrier and a payment to the claimant for the amount of settlement.

Note 14 CONCENTRATIONS AND BUSINESS RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and financial performance. These circumstances may continue for an extended period of time, and may have an adverse impact on the economy and market conditions. The extent of the impact will depend on future developments, which are highly uncertain and cannot be predicted.

FASB ASC 460, Guarantees, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnification to others. The

Note 14 CONCENTRATIONS AND BUSINESS RISK (continued)

Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Securities transactions of the Company's customers are introduced and cleared through the clearing broker-dealer. Pursuant to the clearing agreement, the clearing broker-dealer has the right to seek reimbursement from the Company for certain losses, account debit balances, and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due or satisfy margin requirements. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. As of January 31, 2022, there has not been a material request received or outstanding.

Concentration of Credit Risks

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 15 SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.